Ladbrokes PLC

RECEIVED
2006 NOV 27 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 14 NOVEMBER 2006 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 19,022,425 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.03% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	216,635
BANK OF NEW YORK EUROPE LDN	2,225,285
JP MORGAN, BOURNEMOUTH	1,214,616
JP MORGAN, BOURNEMOUTH	11,781,390
JP MORGAN, BOURNEMOUTH	1,361,792
JP MORGAN, BOURNEMOUTH	329,000
MELLON BANK	599,919
NORTHERN TRUST LONDON	1,293,788
TOTAL	19,022,425

dw 7/3

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	1,608
JOHN O'REILLY	18	9	1,608
PDMRs			
MIKE O'KANE	18	9	1,608
MICHAEL NOBLE	18	9	1,608

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 NOVEMBER 2006 AT 414.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM DEUTSCHE BANK AG ("DEUTSCHE"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 14 NOVEMBER 2006 DEUTSCHE AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

END